LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to review with you the operating highlights of the first quarter of our 2007 fiscal year.

In June, Lorus announced the initiation of a plan for a new clinical investigation of GTI-2040 as a single-agent in patients with high-grade myelodysplastic syndrome (MDS) and acute myeloid leukemia (AML). The clinical study will be sponsored by the US National Cancer Institute.  These two disease conditions may represent a continuum in malignant progression of the abnormal production of blood cells in the bone marrow that results in a rapidly progressing form of leukemia. Patients that have MDS which progresses to AML have been identified as an especially high-risk group for poor survival.

We were pleased to complete a financing transaction with HighTech Beteiligungen GmbH & Co. KG (HighTech) issuing 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million. The subscription price represented a premium of 7.5 % over the closing price of the common shares on the Toronto Stock Exchange on July 13, 2006.  HighTech is a leading European venture capital fund focused exclusively on providing financial support for the development of innovative products based upon applied technologies and life sciences.

We also completed a transaction with Technifund Inc. to issue on a private placement basis, 5 million common shares at $0.36 per share for gross proceeds of $1.8 million.

We announced in September that Dr. Jim A. Wright would step down as the President and Chief Executive Officer of Lorus on September 21, 2006 and that Dr. Aiping H. Young would succeed him in that position on September 21, 2006, the occasion of our Annual General Meeting.

“The first quarter of 2007 concluded with the completion of two financing transactions providing $12.2 million in gross proceeds to be used towards advancing our product pipeline,” said Dr. Aiping Young, president and CEO of Lorus.  “I am pleased to be leading the Lorus team as we further develop GTI-2040 in the clinic, our lead small molecule LT-253 toward the clinic and work towards enhancing shareholder value.”

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following information prepared as at October 6, 2006 should be read in conjunction with the unaudited consolidated financial statements and notes prepared in accordance with Canadian generally accepted accounting principles (GAAP) in this quarterly report and should also be read in conjunction with the audited consolidated financial statements and notes and management’s discussion and analysis contained in the Company’s annual report for the year ended May 31, 2006. All amounts are expressed in Canadian dollars unless otherwise noted.

Overview of the Business

Lorus is a Canadian biotechnology company, traded on both the TSX (LOR) and AMEX (LRP), focused on the discovery, research and development of well-tolerated therapies that manage cancer and promote improved quality of life.  We are currently operating several research and pre-clinical programs in-house and have two products in clinical development with a Phase II clinical trial program underway.  We continue to focus on partnership activities for all our drug candidates.

The lead drugs in our antisense portfolio, GTI-2040 and GTI-2501, continue to advance in the clinic.  There are currently six clinical trials with GTI-2040 sponsored by the US National Cancer Institute (NCI) in six different indications underway, as well as a Phase I/II clinical trial with GTI-2501 for the treatment of prostate cancer.  We announced during the first quarter that an additional trial, to be sponsored by the US NCI, using GTI-2040 for the treatment of myelodysplastic syndrome would be initiated in the calendar year 2006.

We have continued the development of our small molecule program by advancing our lead molecule, LT-253 into toxicity studies.  We anticipate that upon successful results of these toxicity studies that we will be in the position to initiate a Phase I clinical trial during calendar 2007.

In addition, Lorus has other novel, proprietary drug candidates in its product development pipeline including tumor suppressor/gene therapy approach and other low molecular weight compounds.

Results of Operations

Cash used in Operating Activities

Cash used in operating activities decreased 62% to $1.8 million for the three-month period ended August 31, 2006 compared with $4.8 million in the same period last year.  The significant decrease in cash used in operating activities is due primarily to lower research and development expenditures during the quarter resulting from the close of the Virulizin® Phase III clinical trial in fiscal 2006 as well as headcount reductions in November 2005.

Research and Development

Research and development expenses for the three-month period ended August 31, 2006 decreased 66.4% to $1.3 million compared to $4.0 million for the same period last year. The decrease in costs is primarily due the reduction in clinical trial costs for the Phase III clinical trial of Virulizin® for which we no longer continue to incur costs.  In addition, due to headcount reductions implemented in November 2005, we have fewer employees engaged in research and development activities.

General and Administrative

General and administrative expenses for the three-month period ended August 31, 2006 decreased 26.7% to $788,000 compared with $1.1 million for the same period last year.  The decrease in general and administrative costs is the result of lower levels of staff following the November 2005 headcount reductions as well as lower corporate communication costs.

Stock-Based Compensation

Stock-based compensation expense decreased to $113,000 for the three-month period ended August 31, 2006 compared with $291,000 in the same period last year.  The decrease in expense is attributable to; fewer options issued due to fewer employees and executive officers, a lower fair value assigned to the options issued resulting from a lower stock price, as well as the reversal of stock option expense previously recorded due to the forfeiture of unvested options.

Interest and Accretion Expense

We recognized non-cash interest expense of $265,000 for the three-month period ended August 31, 2006 compared with $198,000 in the same period last year representing interest at a rate of prime +1% on our $15.0 million convertible debentures (the ‘debentures’).  The increase in expense over the prior period is the result of increases in the prime rate of interest in comparison with the prior periods.  The interest accrued on the debenture during the quarter was paid in common shares of the Company, a non-cash expense.

Accretion in the carrying value of the debentures amounted to $219,000 for the three-month period ended August 31, 2006 compared with $186,000 for the three-month period ended August 31, 2006.  This accretion charge arises as under Canadian GAAP, the Company has allocated the proceeds from each tranche of the debentures to the debt and equity instruments issued on a relative fair value basis resulting in the $15.0 million debentures having an initial cumulative carrying value of $9.8 million as of their dates of issuance.

Depreciation and Amortization

Depreciation and amortization expense for the three-month period ended August 31, 2006 was $100,000 compared to $130,000 for the same period in the prior year.  The decrease is the result of fewer asset acquisitions during fiscal 2006 compared with the prior year and no asset acquisitions during the quarter.

Amortization of Deferred Financing Charges

Amortization of deferred financing charges for the three-month period ended August 31, 2006 was $25,000 compared to $20,000 for the same period in the prior year.

Interest Income

Interest income for the three months ended August 31, 2006 was $67,000, compared with $115,000 for the same period last year.  The decrease is attributable to a lower cash and short-term investment balance during the quarter, as the proceeds from the equity financing were not received until August 30 and August 31, 2006.

Net Loss

Net loss for the three-month period ended August 31, 2006 totaled $2.8 million ($0.01 per share) compared to a loss of $5.7 million ($0.03 per share) for the same period last year. The decrease in net loss is due to a reduction of $2.6 million in research and development expenses and a decrease in general and administrative expenses of $300,000.

Financing

On August 30, 2006, Lorus raised gross proceeds of $10,368,000 by way of a subscription agreement for 28,800,000 common shares at a price of $0.36 per common share.  The 28,800,000 common shares have been qualified for distribution in Canada under a short form prospectus filed on August 25, 2006 with the Ontario Securities Commission.  In connection with the transaction, the investor received demand registration rights that will enable the investor to request the registration or qualification of the common shares for resale in the United States and Canada, subject to certain restrictions. These demand registration rights will expire on June 30, 2012.

On August 31, 2006, Lorus raised gross proceeds of $1,800,000 by way of a private placement for 5,000,000 common shares at a price of $0.36 per common share.

We incurred expenses of $527,000 related to these issuances, which have been recorded as a reduction to share capital.

During the quarter ended August 31, 2006, 46,000 stock options were exercised for cash proceeds of $14,000 (August 31, 2005 – nil)

Quarterly Financial Information (unaudited)

The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters, all of which cover periods of three months.

(Amounts in 000’s except for per common share data)	Aug. 31, 2006	May 31, 2006	Feb. 28, 2006	Nov. 30, 2005	Aug. 31, 2005	May 31, 2005	Feb. 28, 2005	Nov. 30, 2004	Aug. 31, 2004
Revenue	$ 7	$ 14	$ 5	$ 6	$ 1	$ -	$ 3	$ 1	$ 2
Research and development	1,331	1,353	2,296	2,631	3,957	2,332	3,175	3,838	5,049
General and administrative	788	730	909	1,619	1,076	1,506	1,484	1,333	1,025
Net loss	(2,770)	(2,720)	(4,095)	(5,102)	(5,742)	(4,598)	(5,274)	(5,945)	(6,245)
Basic and diluted
net loss per share	$ (0.01)	$ (0.02)	$ (0.02)	$ (0.03)	$ (0.03)	$ (0.03)	$ (0.03)	$ (0.03)	$ (0.04)

Cash used in operating activities	$(1,815)	$(1,940)	$(3,956)	$(2,360)	$(4,809)	$(3,789)	$(4,106)	$(4,966)	$(5,860)

Liquidity and Capital Resources

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and debt financing, the exercise of warrants and stock options, and interest income on funds held for future investment. We expect to continue to finance the GTI-2501 Phase I/II clinical trial and the development of our small molecule program from internal resources until their anticipated completion. The ongoing costs of the GTI-2040 Phase II clinical program will continue to be borne by the US NCI with Lorus continuing to be responsible for any additional GTI-2040 manufacturing costs.

We have not earned substantial revenues from our drug candidates and are therefore considered to be in the development stage. The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners.  We have no current sources of payments from strategic partners.  In addition, we will need to repay or refinance the secured convertible debentures on their maturity should the holder not choose to convert the debentures into common shares.  There can be no assurance that additional funding will be available at all or on acceptable terms to permit further clinical development of our products or to repay the convertible debentures on maturity.  If we are not able to raise additional funds, we may not be able to continue as a going concern and realize our assets and pay our liabilities as they fall due. The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for our financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

Our current level of cash and short-term investments are sufficient to execute our current planned expenditures for the next twelve months.

Cash Position

At August 31, 2006 Lorus had cash and cash equivalents and short-term investments totaling $18.2 million compared to $8.3 million at May 31, 2006.  Working capital was $15.8 million at August 31, 2006 compared to $5.8 million at May 31, 2006.

Contractual Obligations and Off-Balance Sheet Financing

At August 31, 2006, we had contractual obligations requiring annual payments as follows:

(Amounts in 000’s)

	Less than**
	1 year	1-3 years	4-5 years	5+ years	Total

Operating leases	139	86	—	—	225
Convertible Debenture[1]	—	—	15,000	—	15,000
Total	139	86	15,000	—	15,225

1  The convertible debentures as described above may be converted into common shares of Lorus at a conversion price of $1.00.  In the event that the holder does not convert the debentures, Lorus has an obligation to repay the $15.0 million in cash.

** On September 19, 2006 the Company announced that Dr. Jim A Wright would step down as the President and Chief Executive Officer effective September 21, 2006.  The departure of Dr. Wright resulted in a liability based on a mutual separation agreement executed subsequent to the quarter end of approximately $500 thousand.  The amount will be paid by the end of the third quarter 2007.

Outlook

Until one of our drug candidates receives regulatory approval and is successfully commercialized, Lorus will continue to incur operating losses. The magnitude of these operating losses will be largely affected by the timing and scope of future research and development, clinical trials and other development activities related to the Company’s lead products, as well as any new initiatives. Finally, the duration of the operating losses will depend on the scientific results of such clinical trials.

Risks and Uncertainties

Please refer to the MD&A included in our 2006 Annual Report for a complete discussion of risks and uncertainties.

Some of the most immediate risks and uncertainties facing us in the next fiscal year include:

•

We have a history of operating losses. We expect to incur additional losses and we may never achieve or maintain profitability.

•

We may be unable to obtain partnerships for one or more of our product candidates which could curtail future development and negatively impact our share price.

•

We may never develop any commercial drugs or other products that generate revenues.

•

We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

•

We may violate one or more of the operational covenants related to our convertible debentures that could result in an event of default and the requirement for early payment of our convertible debentures.

•

Our cash flow may not be sufficient to cover interest payments on the secured convertible debentures or to repay the debentures upon maturity or in the event of default.

•

Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.

•

We will need to raise additional funds to conduct research and development, preclinical studies, and clinical trials necessary to bring our potential products to market.  We intend to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. There can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements.

•

Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.

Critical Accounting Policies and Estimates

Our accounting policies are in accordance with Canadian GAAP including some that require management to make assumptions and estimates that could significantly affect the results of operations and financial position.  The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results are disclosed in the MD&A section of our 2006 Annual Report.  As well, our significant accounting policies are disclosed in Note 2, Significant Accounting Policies, of the notes to our audited consolidated financial statements for the fiscal year ended May 31, 2006.

Disclosure Controls and Procedures

Lorus announced subsequent to quarter end that Dr. Jim Wright would be resigning as the Company’s President and CEO effective September 21, 2006.  Lorus also announced that Dr. Aiping Young, the Company's COO, would be appointed President and CEO effective the same day as Dr. Wright’s resignation.  As Lorus will not be without a President and CEO for any period of time, and given Dr. Young's knowledge of the Company and its internal and disclosure controls, we do not anticipate that our current internal and disclosure control structure will be compromised from this change in management.

Updated Share Information

As at September 30, 2006, the number of issued and outstanding common shares of the Company was 209,625,949.  In addition, there were 3,000,000 warrants to purchase 3,000,000 common shares of the Company and 12,665,000 stock options outstanding that can be exercised into an equal number of common shares. The convertible debentures are convertible into 15,000,000 common shares of the Company.

Forward Looking Statements

This management discussion and analysis may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our expectations regarding future financings, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our plans to obtain partners to assist in the further development of our product candidates, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•

our ability to obtain the capital required for research and operations

•

the regulatory approval process;

•

the progress of our clinical trials;

•

our ability to find and enter into agreements with potential partners;

•

our ability to attract and retain key personnel;

•

changing market conditions; and

other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Report underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.